SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 257TH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the undersigned Board of Directors members met on March 14th, 2025, at noon, and recorded this meeting, with the casting of electronic votes, to address the matters on the agenda.

The Board of Directors resolved on the following topics:

1. Electoral process of the Board of Directors for the 2025/2027 mandate - The Office of Governance, Risk and Compliance provided information on the proposal for the election of the Board of Directors (BoD) members, for the 2025/2027 mandate. It underlined that, pursuant to the Company’s Bylaws and Charter, it is the charge of the BoD to define the systematic method of electing the Board of Directors members and recommend to the Shareholders’ Meeting the number of members of such board, as well as the appointment of the members to make up the electoral slate of the Board of Directors. After analyzing and discussing the provided information, the Board of Directors unanimously resolved to: i. approve the systematic method of electing Board members for the 2025/2027 mandate through the slate system, except for the right to the separate election process granted to preferred shares, under legal and statutory terms; and ii. forward the matter to the Shareholders’ Meeting, with calling hereby authorized for April 24, 2025, recommending the approval of the following: a) the setting of nine members, eight of which elected by the common stock shareholders through the slate system, and one member elected by preferred stock shareholders at a separate voting process, with a joint term of office of two years, with reelection permitted; and b) the eight candidates as follows to make up the electoral slate appointed by the Company’s Board of Directors: Marcel Martins Malczewski; Marco Antônio Barbosa Cândido; Viviane Isabela de Oliveira Martins; Pedro Franco Sales; Jacildo Lara Martins; Raul Almeida Cadena; Augusto Cezar Tavares Baião; and Moacir Carlos Bertol. ----------------------------------
2. Fulfillment of the independence criteria established by CVM Resolution 80, of March 29, 2022, by the candidates for Board of Directors members - The Office of Governance, Risk and Compliance provided information on the appointed candidates of the slate presented by the Company’s Board of Directors for the 2025-2027 mandate, with election to take place at the Annual Shareholder’s Meeting scheduled for April 24, 2025, namely: Marcel Martins Malczewski; Marco Antônio Barbosa Cândido; Viviane Isabela de Oliveira Martins; Pedro Franco Sales; Jacildo Lara Martins; Raul Almeida Cadena; Augusto Cezar Tavares Baião; and Moacir Carlos Bertol. Subsequently, it underlined that the Shareholders’ Meeting should expressly resolve on the fulfillment of the Board members to the independence criteria contained in Annex K to CVM Resolution 80/2022 and that, to do so, the Management proposal shall contain the Board of Directors’ opinion as to the independence of the appointed board members (article 7 of Annex K to CVM Resolution 80/2022). Lastly, it was recorded that: i. the appointees have presented the Registration Form and the information relative to items 7.3 to 7.6 of the Company’s Reference Form; ii. the appointees have presented the Independence Instrument declaring that they fulfill the regulatory independence criteria; and iii. the Company performed backgrounds checks on the appointees. In light of the information presented and the documents provided, which remain in the custody of the Secretariat of the Governance Bodies, the Board of Directors recorded that

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

appointees Marcel Martins Malczewski, Marco Antônio Barbosa Cândido, Viviane Isabela de Oliveira Martins, Pedro Franco Sales, Jacildo Lara Martins, Raul Almeida Cadena, and Augusto Cezar Tavares Baião meet the “independent board member” requirements, under the terms of Annex K to CVM Resolution 80/2022. -------------------------------------------------------------------------------------------------------------------

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCELO SOUZA MONTEIRO; MARCO ANTÔNIO BARBOSA CÂNDIDO; PEDRO FRANCO SALES; VIVIANE ISABELA DE OLIVEIRA MARTINS; and KARINE SATIE YOSHIOKA (Secretary).

KARINE SATIE YOSHIOKA

Copel’s Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 26, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.